UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 2)

                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          Summit Global Logistics, Inc.
                                (Name of Issuer)

               Common Stock, $0.001 par value per share & Warrants
                         (Title of Class of Securities)


                                    86606R107
                                 (CUSIP Number)

                          Summit Global Logistics, Inc.
                              One Meadowlands Plaza
                        East Rutherford, New Jersey 07073
                                 (201) 806-3700
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 with a copy to:

                             Raymer McQuiston, Esq.
                        Brown Rudnick Berlack Israels LLP
                         Seven Times Square, 46th Floor
                               New York, NY 10036
                                 (212) 209-4800

                                  May 21, 2007
                                  ------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  86606R107

                           SCHEDULE 13D

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Robert A. Agresti
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) (X)
                                                                         (b) ( )
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        AF, OO, PF
--------------------------------------------------------------------------------
5 [_]   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(D) OR 2(E)
        NONE
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        USA
--------------------------------------------------------------------------------
                            7   SOLE VOTING POWER
        NUMBER OF               0
          SHARES          ------------------------------------------------------
       BENEFICIALLY         8   SHARED VOTING POWER
         OWNED BY               3,345,398
           EACH           ------------------------------------------------------
        REPORTING           9   SOLE DISPOSITIVE POWER
          PERSON                288,333
          WITH(1)         ------------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,345,398
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES                                          No

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        40.42%

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        IN
--------------------------------------------------------------------------------


----------
(1) All references to numbers of shares and share or exercise prices in this Form 13D are presented after giving effect to our one-for-11.2261585365 reverse stock split effected in February 2007.

CUSIP No.  86606R107

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Robert Lee
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) (X)
                                                                         (b) ( )
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        AF, OO, PF
--------------------------------------------------------------------------------
5 [_]   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(D) OR 2(E)
        NONE
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        USA
--------------------------------------------------------------------------------
                            7   SOLE VOTING POWER
        NUMBER OF               0
          SHARES          ------------------------------------------------------
       BENEFICIALLY         8   SHARED VOTING POWER
         OWNED BY               3,345,398
           EACH           ------------------------------------------------------
        REPORTING           9   SOLE DISPOSITIVE POWER
          PERSON                385,989
         WITH(1)          ------------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,345,398
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES                                          No

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        40.42%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        IN
--------------------------------------------------------------------------------

CUSIP No.  86606R107
                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Robert Wu
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) (X)
                                                                         (b) ( )
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        AF, OO, PF
--------------------------------------------------------------------------------
5 [_]   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(D) OR 2(E)
        NONE
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        USA

--------------------------------------------------------------------------------
                            7   SOLE VOTING POWER
        NUMBER OF               0
          SHARES          ------------------------------------------------------
       BENEFICIALLY         8   SHARED VOTING POWER
         OWNED BY               3,345,398
           EACH           ------------------------------------------------------
        REPORTING           9   SOLE DISPOSITIVE POWER
          PERSON                385,989
         WITH(1)          ------------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,345,398
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES                                          No

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        40.42%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        IN
--------------------------------------------------------------------------------

CUSIP No.  86606R107
                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Protex Limited Holdings
        Business Registration No.: 37135905-000
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) (X)
                                                                         (b) ( )
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        AF
--------------------------------------------------------------------------------
5 [_]   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(D) OR 2(E)
        NONE
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        USA
--------------------------------------------------------------------------------
                            7   SOLE VOTING POWER
        NUMBER OF               0
          SHARES          ------------------------------------------------------
       BENEFICIALLY         8   SHARED VOTING POWER
         OWNED BY               3,345,398
           EACH           ------------------------------------------------------
        REPORTING           9   SOLE DISPOSITIVE POWER
          PERSON                450,000
         WITH(1)          ------------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,345,398
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES                                          No

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        40.42%

--------------------------------------------------------------------------------

CUSIP No.  86606R107
                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Han Huy Ling
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) (X)
                                                                         (b) ( )
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        OO
--------------------------------------------------------------------------------
5 [_]   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(D) OR 2(E)
        NONE
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Hong Kong
--------------------------------------------------------------------------------
                            7   SOLE VOTING POWER
        NUMBER OF               1,000
          SHARES          ------------------------------------------------------
       BENEFICIALLY         8   SHARED VOTING POWER
         OWNED BY               3,345,398
           EACH           ------------------------------------------------------
        REPORTING           9   SOLE DISPOSITIVE POWER
          PERSON                1,000
         WITH(1)          ------------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,345,398
        1,000 (individually)
        Total: 3,346,398
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES                                          No
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        40.44%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        IN
--------------------------------------------------------------------------------

CUSIP No.  86606R107
                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        FMI, Inc.
        IRS No.:  22-3692923
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) (X)
                                                                         (b) ( )
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        AF, OO
--------------------------------------------------------------------------------
5 [_]   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(D) OR 2(E)
        NONE
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        USA
--------------------------------------------------------------------------------
                            7   SOLE VOTING POWER
        NUMBER OF               0
          SHARES          ------------------------------------------------------
       BENEFICIALLY         8   SHARED VOTING POWER
         OWNED BY               3,345,398
           EACH           ------------------------------------------------------
        REPORTING           9   SOLE DISPOSITIVE POWER
          PERSON                1,116,705
         WITH(1)          ------------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,345,398
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES                                          No

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        40.42%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        CO

--------------------------------------------------------------------------------

CUSIP No.  86606R107

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Gregory DeSaye
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) (X)
                                                                         (b) ( )
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        AF, OO, PF
--------------------------------------------------------------------------------
5 [_]   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(D) OR 2(E)
        NONE
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        USA
--------------------------------------------------------------------------------
                            7   SOLE VOTING POWER
        NUMBER OF               0
          SHARES          ------------------------------------------------------
       BENEFICIALLY         8   SHARED VOTING POWER
         OWNED BY               3,345,398
           EACH           ------------------------------------------------------
        REPORTING           9   SOLE DISPOSITIVE POWER
          PERSON                125,222
         WITH(1)          ------------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                1,116,705
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,345,398
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES                                          No

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        40.42%

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        IN

--------------------------------------------------------------------------------

CUSIP No.  86606R107
                           SCHEDULE 13D

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Michael DeSaye
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) (X)
                                                                         (b) ( )
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        AF, OO, PF
--------------------------------------------------------------------------------
5 [_]   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(D) OR 2(E)
        NONE
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        USA
--------------------------------------------------------------------------------
                            7   SOLE VOTING POWER
        NUMBER OF               0
          SHARES          ------------------------------------------------------
       BENEFICIALLY         8   SHARED VOTING POWER
         OWNED BY               3,345,398
           EACH           ------------------------------------------------------
        REPORTING           9   SOLE DISPOSITIVE POWER
          PERSON                125,222
         WITH(1)          ------------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                1,116,705
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,345,398
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES                                          No

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        40.42%

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        IN

--------------------------------------------------------------------------------

CUSIP No.  86606R107
                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Robert O'Neill
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) (X)
                                                                         (b) ( )
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        AF, OO, PF
--------------------------------------------------------------------------------
5 [_]   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(D) OR 2(E)
        NONE
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        USA
--------------------------------------------------------------------------------
                            7   SOLE VOTING POWER
        NUMBER OF               0
          SHARES          ------------------------------------------------------
       BENEFICIALLY         8   SHARED VOTING POWER
         OWNED BY               3,345,398
           EACH           ------------------------------------------------------
        REPORTING           9   SOLE DISPOSITIVE POWER
          PERSON                125,222
         WITH(1)          ------------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                1,116,705
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,345,398
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES                                          No

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        40.42%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        IN

--------------------------------------------------------------------------------

CUSIP No.  86606R107

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Christopher Dombalis
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) (X)
                                                                         (b) ( )
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        AF, OO, PF
--------------------------------------------------------------------------------
5 [_]   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(D) OR 2(E)
        NONE
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        USA
--------------------------------------------------------------------------------
                            7   SOLE VOTING POWER
        NUMBER OF               0
          SHARES          ------------------------------------------------------
       BENEFICIALLY         8   SHARED VOTING POWER
         OWNED BY               3,345,398
           EACH           ------------------------------------------------------
        REPORTING           9   SOLE DISPOSITIVE POWER
          PERSON                239,941
         WITH(1)          ------------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,345,398
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES                                          No

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        40.42%

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        IN

--------------------------------------------------------------------------------

CUSIP No.  86606R107

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Peter Stone
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) (X)
                                                                         (b) ( )
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        AF, OO
--------------------------------------------------------------------------------
5 [_]   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(D) OR 2(E)
        NONE
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        USA
--------------------------------------------------------------------------------
                            7   SOLE VOTING POWER
        NUMBER OF               0
          SHARES          ------------------------------------------------------
       BENEFICIALLY         8   SHARED VOTING POWER
         OWNED BY               3,345,398
           EACH           ------------------------------------------------------
        REPORTING           9   SOLE DISPOSITIVE POWER
          PERSON                102,776
         WITH(1)          ------------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,345,398
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES                                          No

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        40.42%

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

Company: Summit Global Logistics, Inc.                   CUSIP Number: 86606R107

      This Amendment No. 2 amends the Statement on Schedule 13D, dated November 20, 2006, as amended on May 9, 2007, (the "Statement on Schedule 13D), relates to the common stock, par value $0.001 per share ("Common Stock"), convertible notes and warrants to purchase Common Stock of Summit Global Logistics, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at One Meadowlands Plaza, East Rutherford, New Jersey 07073.

Introduction(2)

      On May 21, 2007, the following persons who are party to a voting agreement dated as of November 8, 2006, as amended April 29, 2007 (the "Voting Agreement"), acquired additional securities of the Company in connection with a restructuring of the Company: Robert Lee, Robert Wu, Protex Holdings Limited, Han Huy Ling as the sole stockholder and director of Protex Holding Limited, Robert Agresti, Christopher Dombalis, Michael DeSaye, Gregory DeSaye, Robert O'Neill, FMI, Inc. and Peter Stone (collectively, "Reporting Persons").

Items 2, 3, 4, 5, 6 and 7 of the Statement on Schedule 13D are hereby amended as follows:


----------
(2) All references to numbers of shares and share or exercise prices in this Form 13D are presented after giving effect to our one-for-11.2261585365 reverse stock split effected in February 2007.

ITEM 2.       IDENTITY AND BACKGROUND

Item 2 (a)-(c), (f) of the Schedule 13D is hereby amended as read as follows:

(a)-(c), (f)

Reporting Person              Business Address                     Principal Occupation/Business               Citizenship/Place
                                                                                                               of Incorporation
Robert Lee                    One Meadowlands Plaza                Chief Executive Officer, TUG USA, Inc.      USA
                              East Rutherford, NJ 07073            a subsidiary of the Company.

Robert Wu                     One Meadowlands Plaza                Chief Operating Officer, TUG USA, Inc.      USA
                              East Rutherford, NJ 07073            a subsidiary of the Company.

Protex Holdings Limited*      ROOM 2102-3 CHINA INSURANCE GROUP    Holding Company                            Hong Kong
                              BLDG, 141 DES VOEUS ROAD
                              Central K3 Hong Kong

Han Huy Ling                  ROOM 2102-3 CHINA INSURANCE GROUP    Sole Director and Sole Stockholder  of      Hong Kong
                              BLDG, 141 DES VOEUS ROAD             Protex Holdings Limited
                              Central K3 Hong Kong

Robert Agresti                One Meadowlands Plaza                President & Chief Executive Officer of      USA
                              East Rutherford, NJ 07073            the Company.

Christopher Dombalis          One Meadowlands Plaza                Senior Vice President - Asia Pacific        USA
                              East Rutherford, NJ 07073            Trade and Marketing of the Company

Michael DeSaye                One Meadowlands Plaza                Chief Financial Officer and Chief           USA
                              East Rutherford, NJ 07073            Logistics Officer, FMI International
                                                                   Corp. a subsidiary of the Company.

Gregory DeSaye                One Meadowlands Plaza                Chief Executive Officer, FMI                USA
                              East Rutherford, NJ 07073            International Corp. a subsidiary of
                                                                   the Company.

Robert O'Neill                One Meadowlands Plaza                President, FMI International Corp. a        USA
                              East Rutherford, NJ 07073            subsidiary of the Company.

Peter Stone                   One Meadowlands Plaza                Senior Vice-President of the Company        USA
                              East Rutherford, NJ 07073

FMI, Inc. **                  800 Federal Boulevard, Carteret,     Holding Company                             Delaware
                              NJ 07008

* Han Huy Ling is the beneficial owner and sole director of Protex Holdings Limited.

** Mr. Michael DeSaye is the 25% holder of FMI, Inc., Mr. Gregory DeSaye is a 11% holder of FMI, Inc., a Delaware corporation, and Mr. Robert O'Neill is a 18.5% holder of FMI, Inc. and these three shareholders collectively control FMI, Inc. Robert O'Neill, Michael DeSaye, Joseph DeSaye and Gregory DeSaye are officers of FMI, Inc.


ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

Robert Agresti, Peter Stone and Christopher Dombalis

        Messrs. Agresti, Stone and Dombalis acquired 270,186 shares, 100,070 shares, and 212,772 shares, respectively, of the Company's Common Stock in exchange for all of their shares of Maritime Logistics US Holdings Inc.'s ("Maritime") in connection with the merger of Maritime into a newly formed, wholly-owned subsidiary of the Company pursuant to an agreement and plan of merger. The agreement and plan of merger, which was entered into on November 8, 2006, provided that each share of common stock of Maritime be converted into approximately 16.3 shares of Common Stock of the Company.

        Mr. Agresti also acquired 2,500 shares of Common Stock issued in the Common Stock financing (the "Common Stock Financing") on November 8, 2006, and 1,875 shares of issuable upon the exercise of warrants issued in the Common Stock Financing. Mr. Stone also acquired 1,500 shares of Common Stock issued in the Common Stock Financing , and 1,125 shares of Common Stock issuable upon the exercise of warrants issued in the Common Stock Financing. Mr. Dombalis also acquired 7,500 shares of Common Stock issued in the Common Stock Financing, and 5,625 shares of Common Stock issuable upon the exercise of warrants issued in the Common Stock Financing. The source of funds for the purchases of Common Stock issued in the Common Stock Financing by Messrs. Agresti, Stone and Dombalis was their respective personal funds.

        Mr. Agresti and Mr. Dombalis on May 21, 2007 acquired in connection with the restructuring and financing, convertible notes which based on the current conversion price are convertible into 9,091 shares each of the Company's Common Stock and 4,545 shares each of Common Stock issuable upon the exercise of warrants issued in the restructuring and financing in exchange for $50,000 each from their respective personal funds.

        Messrs. Agresti, Stone and Dombalis on May 21, 2007 in connection with the restructuring and financing acquired unsecured convertible notes to purchase 136, 81 and 407 shares of Common Stock issuable upon the exercise of warrants issued in exchange for a waiver of existing penalties pursuant to the registration rights agreement relating to the Company's failure to cause certain shares of Common Stock and Common Stock underlying warrants to become registered with the Securities and Exchange Commission.


Michael DeSaye, Gregory DeSaye, Robert O'Neill and FMI, Inc.

        Messrs. Michael DeSaye, Gregory DeSaye, and O'Neill indirectly through their respective ownership of FMI, Inc., acquired 188,960, 83,142, and 139,830 shares, respectively, of the Company's Common Stock in exchange for all of the equity interests in FMI Holdco I LLC held by FMI, Inc. in connection with the Company's acquisition of FMI Holdco I LLC on November 8, 2006. The value of the Company's Common Stock in connection with the acquisition was $10.00 per share. The Company's Board of Directors made a good faith determination that this was the fair market value of the Company's shares of Common Stock based, in part, on the fact that the Company, in an offering which was consummated immediately prior to the acquisition, sold units consisting of 100 shares of Common Stock and warrants to acquire 75 shares of Common Stock for $1,000 per Unit and that the per share exercise price for the warrants was set at $10.00.

        Mr. Michael DeSaye also acquired 25,000 shares of Common Stock issued in the Common Stock Financing, and 18,750 shares of issuable upon the exercise of warrants issued in the Common Stock Financing. Mr. Gregory DeSaye also acquired 25,000 shares of Common Stock issued in the Common Stock Financing, and 18,750 shares of issuable upon the exercise of warrants issued in the Common Stock Financing. Mr. O'Neill also acquired 25,000 shares of Common Stock issued in the Common Stock Financing, and 18,750 shares of issuable upon the exercise of warrants issued in the Common Stock Financing. The source of funds for the purchases of Common Stock issued in the Common Stock Financing by Messrs. Michael DeSaye, Gregory DeSaye, and O'Neill was their respective personal funds.

        Messrs. Michael DeSaye, Gregory DeSaye, and O'Neill on May 21, 2007 acquired in connection with the restructuring and financing, convertible notes
which based on the current conversion price are convertible into 53,409   Shares
each of the Company's Common Stock and 26,705 shares each of Common Stock issuable upon the exercise of warrants issued in the restructuring and financing in exchange for $293,750 each from their respective personal funds.

        Messrs. Michael DeSaye, Gregory DeSaye, and O'Neill on May 21, 2007 in connection with the restructuring and financing acquired unsecured convertible
notes to purchase 1,358   Shares each of Common Stock issuable upon the exercise
of warrants issued in exchange for a waiver of existing penalties pursuant to the registration rights agreement relating to the Company's failure to cause certain shares of Common Stock and Common Stock underlying warrants to become registered with the Securities and Exchange Commission.

        FMI, Inc. on May 21, 2007 in connection with the restructuring and financing acquired unsecured convertible notes to purchase 10,865 shares each of Common Stock issuable upon the exercise of warrants issued in exchange for a waiver of existing penalties pursuant to the registration rights agreement relating to the Company's failure to cause certain shares of Common Stock and Common Stock underlying warrants to become registered with the Securities and Exchange Commission.

Protex Holdings Limited and Han Huy Ling

        Protex Holdings Limited, acquired 450,000 shares of Common Stock in exchange for the stock of SeaMaster Logistics (Holding) Limited held by Protex Holdings Limited. Ms. Ling, as the sole stockholder of Protex Holdings Limited is the deemed beneficial owner of the shares held by Protex Holdings Limited. Ms. Ling also acquired 1,000 shares of Company's Common Stock in exchange for her shares of stock of SeaMaster Logistics (Holding) Limited.

Robert Wu and Robert Lee

        Mr. Wu and Mr. Lee acquired 274,000 shares each of Common Stock in exchange for the assets and stock of the TUG Logistics group of companies which were acquired by the Company on November 8, 2006.

        Mr. Wu and Mr. Lee also acquired 20,500 shares each of Common Stock issued in the Common Stock Financing, and 15,375 shares each of issuable upon the exercise of warrants issued in the Common Stock Financing. The source of funds for the purchases of Common

Stock issued in the Common Stock Financing by Messrs. Wu and Lee was their respective personal funds.

        Mr. Wu and Mr. Lee on May 21, 2007 acquired in connection with the restructuring and financing, convertible notes which based on the current conversion price are convertible into 50,000 shares each of the Company's Common Stock and 25,000 shares each of Common Stock issuable upon the exercise of warrants issued in the restructuring and financing in exchange for $275,000 each from their respective personal funds.

        Mr. Wu and Mr. Lee on May 21, 2007 in connection with the restructuring and financing acquired unsecured convertible notes to purchase 1,114 shares each of Common Stock issuable upon the exercise of warrants issued in exchange for a waiver of existing penalties pursuant to the registration rights agreement relating to the Company's failure to cause certain shares of Common Stock and Common Stock underlying warrants to become registered with the Securities and Exchange Commission.

ITEM 4.       PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended to add the following paragraph:

        On May 21, 2007, the Company completed a restructuring of our credit facilities and a financing. The restructuring and financing included (i) an amendment of the Company's existing $65 million senior secured credit facility,
(ii) a restructuring of the Company's $65 million senior secured convertible notes and warrants, (iii) a private placement of senior secured convertible notes and warrants resulting in $15 million in new money from the existing convertible note holders and certain members of management, and (iv) a waiver of certain accrued registration rights penalties resulting from the Company's failure to timely register for resale certain of the Company's securities. These transactions were intended to better align the Company's financial and other obligations with its expected revenue levels and SEC reporting requirements, and to enable the Company to invest in certain strategic growth strategies, Sarbanes-Oxley compliance requirements, and other business initiatives.

AMENDMENT OF SENIOR SECURED CREDIT FACILITY.

        In connection with the restructuring, the lenders waived all existing events of default and reset the financial covenants under the credit facility for 2007 to align them with the Company's expected financial performance. In exchange, the Company paid its senior lenders $265,000 and increased the interest rate on the senior secured credit facility. Specifically, we amended the senior secured credit facility to increase the applicable margins by 0.50%. Furthermore, the Company agreed that the senior secured lenders have no further obligation to make any revolving loans to it under the revolving loan facility, except at their discretion.

RESTRUCTURING OF SECURED CONVERTIBLE NOTES AND WARRANTS.

        As part of the restructuring, the Company exchanged its existing convertible notes for amended and restated notes and restructured the accompanying warrants. The convertible note holders (i) waived all existing events of default, (ii) reset the financial covenants under the convertible notes for 2007 to align them with our expected financial performance, (iii) accepted additional convertible notes in lieu of default interest and (iv) agreed to defer approximately $8 million in interest payments for five consecutive quarters. In exchange, the Company (i) reduced the conversion price of its convertible notes, (ii) reduced the exercise price of our warrants and (iii) increased the interest rate on our convertible notes. The restructured convertible notes issued to the convertible note holders included in the principal face amount the original principal amount, the additional amount sold in the private placement, the default interest amount and the registration rights default amount.

A fter the restructuring, the convertible notes are convertible at the option of the holder into shares of our common stock at an initial conversion price equal to $5.50 per share (subject to adjustment), instead of $11.00 per share prior to the restructuring, and the warrants are exercisable at anytime prior to November 8, 2011 at an initial exercise price equal to $5.50 per share (subject to adjustment), instead of $11.00 per share prior to the restructuring. The convertible notes bear interest at a rate per annum equal to LIBOR plus the applicable margin then in effect. Further, the interest payment on the convertible notes for the five (5) consecutive calendar quarters commencing on the quarter ended June 30, 2007 is not payable until the earlier of the maturity date, November 8, 2011, or the date on which the notes are converted into the Company's Common Stock.

PRIVATE PLACEMENT OF CONVERTIBLE NOTES.

        ADDITIONAL PRINCIPAL OF RESTRUCTURED CONVERTIBLE NOTES. To raise working capital, in connection with the restructuring the Company also completed a private placement of senior secured convertible notes and warrants resulting in $15 million in new money from the existing convertible note holders and certain members of management. Of the $15 million in convertible notes, the Company sold $12.5 million to existing convertible note holders. A portion of this $12.5 million was added pro rata to the principal amount of each holders restructured convertible note. In connection with the sale of the convertible notes the Company issued new warrants (exercisable for up to 50% of the number of shares of Common Stock issuable upon conversion of the notes), which have substantially the same terms as the restructured warrants.

        An aggregate default interest payment of $400,833 in connection with a failure to deliver timely our quarterly financial statements was added pro rata to the principal amount of the convertible notes in lieu of paying such interest in cash.

        NEW CONVERTIBLE NOTES. The Company sold $2.5 million of the $15 million additional convertible notes and warrants on substantially the same terms, to members of its management. The Company may also issue up to $2.0 million of additional convertible notes and warrants to certain of its professionals in satisfaction of fees that it owes them. The new convertible notes are convertible at the option of the holder into shares of the Company's Common Stock at an initial conversion price equal to $5.50 per share (subject to adjustment) and the new warrants, which are exercisable until November 8, 2011 at an initial exercise price equal to $5.50 per share (subject to adjustment). The new convertible notes bear interest at a rate per annum equal to LIBOR plus the applicable margin then in effect. Further, the interest payment on the new convertible notes for the five (5) consecutive calendar quarters commencing on the quarter ended June 30, 2007 is not payable until the earlier of the maturity date, May 21, 2012 for the new convertible notes, or the date on which the notes are converted into the Company's Common Stock.

        The Company may redeem all or any portion of the restructured convertible notes and the new notes on or May 21, 2010, if the closing sale price of our common stock is greater than 180% of the conversion price then in effect for each of the previous 20 trading days and certain other conditions are satisfied, as opposed to November 8, 2006 as set out in the original notes.

        The convertible notes are secured by substantially all of the Company's assets and are subordinate to its senior secured credit facility.

        WAIVER OF ACCRUED REGISTRATION RIGHTS PENALTIES.

        CONVERTIBLE NOTES AND WARRANTS. In exchange for $2 million of restructured convertible notes, the holders of the convertible notes waived existing penalties pursuant to the registration rights agreement relating to our failure to cause the shares of the Company's Common Stock underlying the convertible notes and warrants to become registered and extended the deadline for causing such shares to be registered. A portion of this $2 million was added to the principal amount of each holders restructured convertible note. The agreement calls for the Company to file an amended registration statement with the Securities and Exchange Commission within 30 days of the amendment and for the registration statement to become effective within 90 days from the date of filing.

        COMMON STOCK AND WARRANTS. In connection with the restructuring, a majority of the holders of the Common Stock of the Company agreed to waive certain penalties pursuant to the registration rights agreement relating to the Company's failure to cause certain shares of its Common Stock and shares of its Common Stock underlying warrants to become registered and extended the deadline for causing such shares to be registered, in exchange for all of the participants in the Company's prior private placement of common stock receiving, pro rata, unsecured convertible notes in the aggregate principal face amount of $1 million.

        The unsecured convertible notes are convertible at the option of the holder into shares of the Company's Common Stock at an initial conversion price equal to $5.50 per share (subject to adjustment). There are no financial covenant requirements and limited reporting requirements in conjunction with the unsecured convertible notes.

The foregoing description of the applicable restructuring agreements is qualified in its entirety by reference to such agreements, which are incorporated herein by reference.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)

The Reporting Persons subject to the Voting Agreement Amendment may be deemed to beneficially own, in the aggregate, 3,345,398 Shares, representing approximately 40.42% of the Company's outstanding shares. The individually owned aggregate amount of each Reporting Person is described in Section (b) of Item 5.

(b)

Each Reporting Person has the shared power to vote the securities described in Section (a) of this Item 5. Each Reporting Person has the sole voting and dispositive power with respect to the following shares:

Robert A. Agresti: 288,333 shares, directly representing 3.79% of the Company's outstanding shares.

Robert Lee: 385,989 Shares, directly representing 5.02% of the Company's outstanding shares.

Robert Wu: 385,989 Shares, directly representing 5.02% of the Company's outstanding shares.

Han Huy Ling: 451,000 shares, representing 5.94% of the Company's outstanding shares (450,000 of which are held through Protex Holdings Limited). Ms. Ling is the sole shareholder of Protex Holdings Limited and has sole power to vote or direct the vote of Protex Holdings Limited shares.

FMI, Inc.: 1,116,705 shares, directly representing 14.40% of the Company's outstanding shares. Mr. Michael DeSaye is the 25% holder of FMI, Inc., Mr. Gregory DeSaye is a 11% holder of FMI, Inc. and Mr. Robert O'Neill is a 18.5% holder of FMI, Inc. and these three shareholders collectively control FMI, Inc.

Gregory DeSaye: 125,222 shares, directly representing 1.63% of the Company's outstanding shares.

Michael DeSaye: 125,222 shares, directly representing 1.63% of the Company's outstanding shares.

Robert O'Neill: 125,222 shares, directly representing 1.63% of the Company's outstanding shares.

Christopher Dombalis: 239,941 shares, directly representing 3.15% of the Company's outstanding shares.

Peter Stone: 102,776 shares, directly representing 1.35% of the Company's outstanding shares.

(c) Not Applicable.

(d) Not Applicable.

(e) Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

The response to Item 4 and the Exhibit to this Schedule 13D are hereby incorporated by reference herein.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

Exhibit 1. Joint Filing Agreement, dated as of November 20, 2006 by and among the Reporting Persons, previously filed as Exhibit 1 on the
               Schedule 13D filed on November 20, 2006 and incorporated by reference herein.

Exhibit 2. Voting Agreement dated as of November 8, 2006 by and between Maritime Logistics US Holdings Inc. and the holders of the common stock of Maritime Logistics US Holdings Inc., certain members and employees of the parent companies of FMI Holdco I, LLC, the principal holders of the common stock of the TUG group of logistic companies, and the holder of the issued shares in the capital of Sea Master Logistics (Holding) Limited, filed as Exhibit No. 4.12 on the Form 8-K filed on November 13, 2006 and incorporated by reference herein.

Exhibit 3. Agreement and Plan of Merger, dated as of November 8, 2006, by and among Aerobic Creations, Inc., Aerobic Merger Sub Inc., and Maritime Logistics US Holdings Inc., filed as Exhibit No. 2.1 on the Form 8-K filed on November 13, 2006 and incorporated by reference herein.

Exhibit 4. Sale and Purchase Agreement by and among Maritime Logistics US Holdings Inc. and Protex Holdings Limited and Sea Master Logistics (Holding) Limited, dated as of September 28, 2006, filed as Exhibit No. 10.14 on the Form 8-K filed on November 13, 2006 and incorporated by reference herein.

Exhibit 5. Asset/Stock Purchase Agreement by and among Dolphin US Logistics, Inc. and TUG Logistics, Inc., Glare Logistics Inc., and TUG Logistics (Miami), Inc. and Clare Freight, Los Angeles, Inc., and TUG New York, Inc. and Robert Lee, and Robert Wu and Wang Dong, Di Wang and Han Huy Ling, dated as of October 2, 2006, filed as Exhibit No. 10.15 on the Form 8-K filed on November 13, 2006 and incorporated by reference herein.

Exhibit 6. Equity Purchase Agreement between the parties set forth therein and Maritime Logistics US Holdings Inc., dated October 23, 2006, filed as Exhibit No. 10.15 on the Form 8-K filed on November 13, 2006 and incorporated by reference herein.

Exhibit 7. Joint Filing Agreement, dated as of May 9, 2007 by and among the Reporting Persons, previously filed as Exhibit 7 on Amendment 1 to the Schedule 13D filed on May 9, 2007 and incorporated by reference herein.

Exhibit 8. Voting Agreement Amendment dated as of April 29, 2007 by and between Maritime Logistics US Holdings Inc. and the holders of the common stock of Maritime Logistics US Holdings Inc., certain members and employees of the parent companies of FMI Holdco I, LLC, the principal holders of the common stock of the TUG group of logistic companies, and the holder of the issued shares in the capital of Sea Master Logistics (Holding) Limited, previously filed as Exhibit 8 on Amendment 2 to the Schedule 13D filed on May 9, 2007 and incorporated by reference herein.

Exhibit 9. Waiver and Amendment No. 1 to Warrant issued under Convertible Notes Securities Purchase Agreement, filed as Exhibit No. 4.13 on the Form 8-K filed on May 25, 2007 and incorporated by reference herein.

Exhibit 10. Waiver and Amendment No. 1 to Warrant issued under common stock Securities Purchase Agreement, filed as Exhibit No. 4.14 on the Form 8-K filed on May 25, 2007 and incorporated by reference herein.

Exhibit 11. Form of Warrant under Convertible Notes Securities Purchase Agreement, filed as Exhibit No. 4.15 on the Form 8-K filed on May 25, 2007 and incorporated by reference herein.

Exhibit 12. Form of Amended and Restated Senior Secured Convertible Note, filed as Exhibit No. 4.16 on the Form 8-K filed on May 25, 2007 and incorporated by reference herein.

Exhibit 13.    Form of Senior Secured Convertible Note, filed as Exhibit No.
               4.17 on the Form 8-K filed on May 25, 2007 and incorporated by reference herein.

Exhibit 14. Form of Unsecured Convertible Note, filed as Exhibit No. 4.18 on the Form 8-K filed on May 25, 2007 and incorporated by reference herein.

Exhibit 15. Waiver and Amendment No. 1 to Registration Rights Agreement under the Securities Purchase Agreement (Notes and Warrants), filed as Exhibit No. 4.19 on the Form 8-K filed on May 25, 2007 and incorporated by reference herein.

Exhibit 16. Waiver and Amendment No. 1 to Registration Rights Agreement (common stock and Warrants), dated as of November 8, 2006, filed as Exhibit No. 4.20 on the Form 8-K filed on May 25, 2007 and incorporated by reference herein.

Exhibit 17. First Amendment to Security Agreement (Second Lien) made by the guarantors listed therein and Law Debenture Trust Company of New York, filed as Exhibit No. 10.45 on the Form 8-K filed on May 25, 2007 and incorporated by reference herein.

Exhibit 18. First Amendment Pledge and Security Agreement made by the pledgors listed therein and Law Debenture Trust Company of New York, filed as Exhibit No. 10.46 on the Form 8-K filed on May 25, 2007 and incorporated by reference herein.

Exhibit 19. First Amendment to Guaranty made by the guarantors listed therein and Law Debenture Trust Company of New York, filed as Exhibit No.
               10.47 on the Form 8-K filed on May 25, 2007 and incorporated by reference herein.

Exhibit 20. Amendment No. 1 to Intercreditor and Subordination Agreement, under Notes Purchase Agreement, by and between Fortress Credit Corp. and the parties listed therein, filed as Exhibit No. 10.48 on the Form 8-K filed on May 25, 2007 and incorporated by reference herein.

Exhibit 21.    Intercreditor and Subordination Agreement, filed as Exhibit No.
               10.49 on the Form 8-K filed on May 25, 2007 and incorporated by reference herein.

Exhibit 22. Second Amendment to Securities Purchase Agreement (Notes and Warrants) and First Amendment to Joinder Agreement, filed as Exhibit No. 10.50 on the Form 8-K filed on May 25, 2007 and incorporated by reference herein.

Exhibit 23. Amendment No. 1 Loan Agreement, by and among Maritime Logistics US Holdings Inc. and its subsidiaries as borrowers, the guarantors identified therein, Fortress Credit Corp. as agent, and certain other lenders as set forth therein, filed as Exhibit No. 10.51 on the Form 8-K filed on May 25, 2007 and incorporated by reference herein.

Exhibit 24. Joint Filing Agreement, dated as of June 14, 2007 by and among the Reporting Persons.

                                    SIGNATURE


        After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 14, 2007

        /s/ Robert Agresti
        ------------------
        Robert Agresti

        /s/ Christopher Dombalis
        ------------------------
        Christopher Dombalis

        /s/ Michael DeSaye
        ------------------
        Michael DeSaye

        /s/ Robert Lee
        --------------
        Robert Lee

        /s/ Gregory DeSaye
        ------------------
        Gregory DeSaye

        /s/ Robert O'Neill
        ------------------
        Robert O'Neill

        /s/ Peter Stone
        ---------------
        Peter Stone

        /s/ Robert Wu
        -------------
        Robert Wu

        FMI, Inc.


        By: /s/ Gregory DeSaye
            ------------------
        Name:   Gregory DeSaye
        Title:  Director

        Protex Holdings Limited


        By: /s/ Han Huy Ling
            ----------------
        Name:   Han Huy Ling
        Title:  Director



        /s/ Han Huy Ling
        ----------------
        Han Huy Ling